                                                         SEC FILE NUMBER 1-15178

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2002

                            FLETCHER BUILDING LIMITED
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                 (Translation of Registrant's Name Into English)

            810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  [X]   Form 40-F  [  ]


      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes  [  ]   No  [X]


      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FLETCHER BUILDING LIMITED

Date: 14 November 2002


                                          /s/ M C FARRELL
                                          M C FARRELL
                                          COMPANY SECRETARY
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                 COMPLETION OF ACQUISITION OF THE LAMINEX GROUP

Auckland, 13 November 2002 - Fletcher Building Limited advises that it completed the acquisition of The Laminex Group today, following shareholder approval of the acquisition at the Company's Annual Shareholders' Meeting held yesterday, 12 November 2002.

Fletcher Building's announcement of the agreement to purchase The Laminex Group was made on 18 September 2002.

Further details on Fletcher Building Limited and The Laminex Group are available on their websites:

      www.fletcherbuilding.com               www.thelaminexgroup.com.au



Contact:

Bill Roest
Phone: +64 9 525 9165
Fax: +64 9 525 9032

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